UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: July 27, 2005

Commission file number 1- 12874

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X           Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the “Company”), dated July 27, 2005.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

• REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;
• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003; AND
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2005	TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY SHIPPING CORPORATION TK House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

EARNINGS RELEASE

TEEKAY REPORTS SECOND QUARTER
NET INCOME OF $104.6 MILLION

Highlights

  Achieved second quarter net income of $104.6 million, or $1.23 per share (including specific items which increased net income by $12.7 million, or $0.15 per share) (1)
  Generated $165.9 million in cash flow from vessel operations
  Repurchased 3.9 million shares for an average cost of $43.37 per share, or approximately $170 million
  Increasing share repurchase program by an additional $250 million for a total remaining authorization of $305 million
  Successfully completed the initial public offering of Teekay LNG Partners L.P.
  Awarded two 20-year fixed-rate LNG charter contracts from a BP plc led consortium

Nassau, The Bahamas, July 27, 2005 — Teekay Shipping Corporation (Teekay or the Company) today reported net income of $104.6 million, or $1.23 per share, for the quarter ended June 30, 2005, compared to net income of $98.5 million, or $1.13 per share, for the quarter ended June 30, 2004. The results for the quarter ended June 30, 2005 included a number of items that, on a net basis, increased net income by $12.7 million, or $0.15 per share, as detailed in Appendix B to this release. The results for the second quarter of 2004 included an unrealized foreign currency translation loss of $5.2 million, or $0.06 per share, relating to long-term debt denominated in Euros. Net voyage revenues(2) for the second quarter of 2005 were $381.8 million, compared to $368.9 million for the same period in 2004, and income from vessel operations increased to $131.5 million from $122.1 million.

Net income for the six months ended June 30, 2005 was $383.6 million, or $4.42 per share, compared to $287.6 million, or $3.32 per share, for the same period last year. The results for the six months ended June 30, 2005 included a number of items that had the net effect of increasing net income by $146.5 million, or $1.69 per share, as detailed in Appendix B to this release. The results for the six months ended June 30, 2004 included the unrealized foreign currency translation loss of $5.2 million, or $0.06 per share, mentioned above for the second quarter of 2004. Net voyage revenues (2) for the six months ended June 30, 2005 were $800.7 million compared to $816.5 million in the same period last year, while income from vessel operations increased to $401.4 million from $330.7 million.

Share Repurchase Program

On April 20, 2005, the Company announced that its Board of Directors had authorized a $225 million share repurchase program which followed the three million share, or $129 million, repurchase program completed in early 2005. As of July 26, 2005, the Company had repurchased approximately 3.9 million shares at an average price of $43.37 per share for a total cost of approximately $170 million under the $225 million repurchase program.

The Company separately announced today that its Board of Directors had authorized a $250 million increase to the existing share repurchase program which has a remaining authorization of approximately $55 million, for a total current authorization of $305 million. If the remaining share repurchase authorization of $305 million is completed at an average price of $45.01 per share (Teekay’s closing share price on July 26, 2005), the Company will have repurchased over 16%, or approximately $604 million, of the Company’s outstanding shares since the end of November 2004 when the first share repurchase announcement was made.

(1) See Appendix B to this release for information about specific items affecting net income that securities analysts typically exclude in their published estimates of the Company’s financial results.
(2) Net voyage revenues represents voyage revenues less voyage expenses. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

Initial Public Offering of Teekay LNG Partners L.P.

On May 10, 2005, Teekay’s subsidiary, Teekay LNG Partners L.P. (NYSE: TGP) (Teekay LNG), completed its initial public offering of 6.9 million common units (including the underwriter’s overallotment option) at a price of $22 per unit, representing an initial yield of 7.5% based on targeted minimum annual cash distributions. Gross proceeds from the offering were $151.8 million. Teekay LNG’s current fleet includes seven LNG carriers (including three newbuildings) and five Suezmax tankers, all of which are on long-term fixed-rate charters. Teekay currently owns a 78% interest in Teekay LNG, including its 2% general partner interest.

Teekay Awarded Two Long-Term LNG Charter Contracts

The Company announced separately today that it had been awarded long-term fixed-rate contracts to charter two liquefied natural gas (LNG) carriers to the Tangguh LNG project in Indonesia. The carriers will be chartered for a period of 20 years to The Tangguh Production Sharing Contractors, a consortium led by BP Berau, a subsidiary of BP plc. In connection with this award, Teekay has exercised shipbuilding options with Hyundai Heavy Industries Co. Ltd. to construct two 155,000 cubic meter LNG carriers at preferential prices compared to current market values, which are scheduled to deliver in late 2008 and early 2009, respectively. Teekay is entering into these transactions with an Indonesian partner who has taken a 30% interest in the vessels. In accordance with existing agreements, Teekay is required to offer its ownership interest in these vessels and related charter contracts to Teekay LNG.

Operating Results

The following table highlights certain financial information for Teekay’s three main segments: the spot tanker segment, the fixed-rate tanker segment, and the fixed-rate LNG segment, which commenced with Teekay’s acquisition on April 30, 2004 of Naviera F. Tapias S.A. (subsequently renamed Teekay Shipping Spain S.L.). Please read the “Teekay Fleet” section of this release and Appendix A for further details about these segments.

---------------------- -------------------------------------------------- -------------------------------------------------
                                      Three Months Ended                                Three Months Ended
                                         June 30, 2005                                     June 30, 2004
                                          (unaudited)                                       (unaudited)

                       Spot       Fixed-Rate   Fixed-Rate                Spot      Fixed-Rate   Fixed-Rate
  (in thousands of    Tanker       Tanker        LNG                    Tanker       Tanker       LNG
    U.S. dollars)     Segment      Segment     Segment     Total       Segment      Segment     Segment     Total
-------------------- ----------  ---------- ------------ ----------- ------------ ------------ ----------- -----------

Net voyage revenues   185,212     171,856     24,776     381,844       202,965     158,065       7,884     368,914

Vessel operating
expenses               16,068      31,453      3,820      51,341        23,752      28,376       1,637      53,765
Time-charter hire
expense                72,280      52,174          -     124,454        60,369      46,205           -     106,574
Depreciation &
amortization           12,684      30,099      7,523      50,306        25,976      32,493       2,377      60,846

Cash flow from
vessel operations*     73,554      74,622     17,694     165,870       106,523      70,490       5,506     182,519
-------------------- ----------  ---------- ------------ ----------- ------------ ------------ ----------- -----------

* Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and vessel write-downs/(gain) loss on sale of vessels. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

Fixed-Rate Tanker Segment

The Company’s cash flow from vessel operations from its fixed-rate tanker segment increased from $70.5 million in the second quarter of 2004 to $74.6 million in the second quarter of 2005 mainly due to the inclusion of a full quarter’s results from Teekay Shipping Spain’s Suezmax tanker fleet (compared to only two months in the prior period) and the commencement of a three-year fixed-rate time-charter on the Company’s chartered-in Very Large Crude Carrier in April 2005, which previously had been included with the spot tanker segment.

Fixed-Rate LNG Segment

The Company’s cash flow from vessel operations from its fixed-rate LNG segment increased from $5.5 million in the second quarter of 2004 to $17.7 million in the second quarter of 2005, primarily due to the delivery of two LNG tankers during the second half of 2004. The Company, including Teekay LNG, has five LNG newbuildings scheduled to deliver between the fourth quarter of 2006 and early 2009, all of which will commence service under 20 year fixed-rate contracts upon delivery.

Spot Tanker Segment

The Company’s cash flow from vessel operations from its spot tanker segment decreased to $73.6 million in the second quarter of 2005 from $106.5 million in the second quarter of 2004, primarily due to the sale of a number of older non-double hull vessels during the past 12 months, partially offset by the delivery of newbuildings, the chartering-in of additional vessels and an increase in spot tanker rates. On a net basis, these fleet changes reduced the total number of revenue days in the Company’s spot tanker segment by 1,443 days, from 7,373 days in the second quarter of 2004 to 5,930 days in the second quarter of 2005. Revenue days represent the total number of calendar days the Company’s vessels were in its possession for the periods presented less the total number of off-hire days associated with major repairs, drydockings or special and intermediate surveys.

The Company’s spot tanker segment generally includes vessels operating on voyage and period charters with an initial term of less than three years. The following table highlights the operating performance of the Company’s spot tanker segment measured in net voyage revenue per day, or time-charter equivalent (TCE), and includes the effect of forward freight agreements (FFAs) which are entered into as hedges against a portion of the Company’s exposure to spot market rates:

---------------------------------------------------------------------------------------------------------------------
                                                       Three Months Ended                    Six Month Ended

                                          June 30, 2005 March 31, 2005 June 30, 2004  June 30, 2005  June 30, 2004
---------------------------------------------------------------------------------------------------------------------
Spot Tanker Segment
 Very Large Crude Carrier Fleet
 Revenue days                                       -           90            273             90            543
 TCE per revenue day                                -      $92,844        $54,788        $92,844        $63,273

 Suezmax Tanker Fleet
 Revenue days                                     577          540            647          1,117          1,208
 TCE per revenue day *                        $42,527      $38,865        $36,879        $40,756        $49,947

 Aframax Tanker Fleet
 Revenue days                                   3,575        4,321          5,048          7,896         10,090
 TCE per revenue day                          $34,496      $39,622        $28,135        $37,301        $34,500

 Oil/Bulk/Ore Fleet
 Revenue days                                       -            -              -              -            150
 TCE per revenue day                                -            -              -              -        $21,793

 Large/Medium-Size Product Tanker Fleet
 Revenue days                                     782          647            503          1,429            898
 TCE per revenue day                          $28,508      $31,941        $20,332        $30,062        $23,476

 Small Product Tanker Fleet
 Revenue days                                     996          949            902          1,945          1,749
 TCE per revenue day                          $15,148      $16,411         13,188        $15,764        $13,344

---------------------------------------------------------------------------------------------------------------------

* Results for the three and six months ended June 30, 2005 for the Company’s Suezmax tankers include realized losses from FFAs of $0.8 million (or $1,460 per revenue day) and $2.9 million (or $2,612 per revenue day), respectively. Results for the three and six months ended June 30, 2004 for the Company’s Suezmax tankers include realized losses from FFAs of $2.1 million (or $3,297 per revenue day) and $3.3 million (or $2,758 per revenue day), respectively. Results for the three months ended March 31, 2005 for the Company’s Suezmax tankers include realized losses from FFAs of $2.1 million (or $3,842 per revenue day). The FFAs relating to the Suezmax tankers were entered into as a hedge against one of the Company’s Suezmax tankers which is chartered-in at a fixed rate, thus effectively locking in a profit.

Market Overview

During the second quarter of 2005, tanker freight rates followed their traditional seasonal pattern and continued to decline from the very high levels experienced earlier this year; however, Aframax tanker rates remained at relatively firm levels when compared to historical averages.

Global oil demand, an underlying driver of tanker demand, averaged 81.9 million barrels per day (mb/d) during the second quarter of 2005, a decline of 2.0 mb/d from the previous quarter but 0.8 mb/d, or 1%, higher than the second quarter of 2004. While seasonal factors were the main cause of the decline in demand from the first to the second quarter of 2005, continued global economic growth led to an increase in oil demand from the prior year despite record high oil prices. On July 13, 2005, the International Energy Agency (IEA) lowered its annual global oil demand growth forecast for 2005 as demand in the first half of 2005 was weaker than anticipated; however, the outlook for the second half of 2005 remains positive with oil demand in the fourth quarter estimated to be 4.0 mb/d, or 4.9%, higher than the second quarter of 2005 and 2.0 mb/d, or 2.4%, higher than the fourth quarter of 2004. For 2006, the IEA forecasts a further increase in oil demand of 1.7 mb/d, or 2.1% higher than 2005, to 85.6 mb/d.

Global oil supply, a direct driver of tanker demand, grew by 0.9 mb/d to 84.6 mb/d in the second quarter of 2005 and was 2.1 mb/d higher than the same period last year. Long-haul Middle East OPEC oil production rose by 0.5 mb/d in the second quarter of 2005 from the previous quarter, while an increase in non-OPEC oil production led by Brazil and Africa added a further 0.4 mb/d. In response to rising oil prices, OPEC members raised production quotas by 0.5 mb/d to 28.0 mb/d effective July 1, 2005, and authorized the OPEC President to commence discussions on a further 0.5 mb/d increase should oil prices remain high.

The size of the world tanker fleet rose to 345.0 million deadweight tonnes (mdwt) as of June 30, 2005, up 4.0 mdwt, or 1.2%, from March 31, 2005. Deletions aggregated 2.1 mdwt in the second quarter of 2005, down from 2.7 mdwt in the previous quarter. Deliveries of tanker newbuildings during the second quarter of 2005 declined to 5.8 mdwt from 9.0 mdwt in the previous quarter.

As of June 30, 2005, the world tanker orderbook stood at 89.0 mdwt, representing 25.8% of the total world tanker fleet compared to 86.0 mdwt, or 25.2%, as of March 31, 2005.

Teekay Fleet

At June 30, 2005 (and including the two LNG newbuildings for the Tangguh project), Teekay’s fleet consisted of 145 vessels, including 54 chartered-in vessels and 14 newbuildings on order. During the second quarter of 2005, the Company completed the previously announced sale of three older single-hull Aframax tankers and one older single-hull Suezmax tanker to new owners, and took delivery of one newbuilding Aframax tanker which is currently trading in the spot market.

The following table summarizes the Teekay fleet as of June 30, 2005 (adjusted to include the two LNG newbuildings for the Tangguh project):

-----------------------------------------------------------------------------------------------------------------------
                                                                       Number of Vessels(1)
                                                   ---------------------------------------------------------------
                                                             Owned     Chartered-in      Newbuildings
                                                            Vessels       Vessels          on Order      Total
-----------------------------------------------------------------------------------------------------------------------
  Spot Tanker Segment:
    Very Large Crude Carriers                                   -             1                -           1
    Suezmax Tankers                                             1             4                -           5
    Aframax Tankers                                            27            16                3          46
    Large / Medium-Size Product Tankers                         -             8                3          11
    Small Product Tankers                                       -            11                -          11
-----------------------------------------------------------------------------------------------------------------------
    Total Spot Tanker Segment                                  28            40                6          74
-----------------------------------------------------------------------------------------------------------------------
  Fixed-Rate Tanker Segment:
    Shuttle Tankers (2)                                        28            13                -          41
    Conventional Tankers (3)                                   12             -                3          15
    Floating Storage & Offtake Units (4)                        4             -                -           4
    LPG / Methanol Carriers                                     1             1                -           2
-----------------------------------------------------------------------------------------------------------------------
    Total Fixed-Rate Tanker Segment                            45            14                3          62
-----------------------------------------------------------------------------------------------------------------------
  Fixed-Rate LNG Segment (5)                                    4             -                5           9
-----------------------------------------------------------------------------------------------------------------------
  Total                                                        77            54               14         145
=======================================================================================================================

     (1)    Excludes vessels managed on behalf of third parties.
     (2)    Includes six shuttle tankers of which the Company’s ownership interests range from 50% to 50.5%.
     (3)    Includes five Suezmax tankers owned by subsidiaries of Teekay LNG.
     (4)    Includes one unit in which the Company’s ownership interest is 89%.
     (5)   The four existing LNG vessels are owned by Teekay LNG; three LNG newbuildings will be sold to Teekay LNG and the remaining two newbuildings will be offered to Teekay LNG in accordance with existing agreements.

For a detailed listing of vessel sales and deliveries, please refer to the Company’s Web site at www.teekay.com.

Liquidity and Capital Expenditures

At June 30, 2005, the Company had total liquidity of over $1.4 billion, comprising $246.8 million in cash and cash equivalents and $1.2 billion in undrawn medium-term revolving credit facilities.

At June 30, 2005 (and including the capital commitments relating to the two LNG carriers for the Tangguh project), the Company had approximately $1.1 billion in remaining capital commitments relating to its newbuildings on order, for which the Company has arranged long-term financing. Of this total amount, approximately $308 million is due during the remainder of 2005, $230 million in 2006, $352 million in 2007 and $160 million in 2008 and early 2009. Of the remaining capital commitments, approximately $743 million are installment payments relating to LNG newbuildings.

About Teekay

Teekay Shipping Corporation transports more than 10 percent of the world’s seaborne oil and has recently expanded into the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP). With a fleet of more than 140 tankers, offices in 14 countries and 5,500 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

Earnings Conference Call

The Company plans to host a conference call at 11:00 a.m. EDT (8:00 a.m. PDT) on July 28, 2005, to discuss the Company’s results and the outlook for its business activities. All shareholders and interested parties are invited to listen to the live conference call and view the Company’s earnings presentation through the Company’s Web site at www.teekay.com. A recording of the call will be available until August 4, 2005 by dialing (719) 457-0820, access code 4063452, or via the Company’s Web site until August 28, 2005.

For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 844-6654

For Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-4703

Web site: www.teekay.com

-------------------------------------------------------------------------------------------------------------------------------
                                                TEEKAY SHIPPING CORPORATION
                                          SUMMARY CONSOLIDATED STATEMENTS OF INCOME
                               (in thousands of U.S. dollars, except share and per share data)
-------------------------------------------------------------------------------------------------------------------------------

                                             Three Months Ended                            Six Months Ended
                                      June 30,         March 31,        June 30,        June 30,         June 30,
                                        2005              2005            2004            2005             2004
                                     (unaudited)      (unaudited)      (unaudited)    (unaudited)      (unaudited)

VOYAGE REVENUES                         480,140          517,411         477,622        997,551        1,029,073
---------------------------------- ---------------- ----------------- --------------- --------------- -----------------

OPERATING EXPENSES
Voyage expenses                          98,296           98,529         108,708        196,825          212,592
Vessel operating expenses                51,341           54,440          53,765        105,781          102,677
Time-charter hire expense               124,454          108,582         106,574        233,036          215,239
Depreciation and amortization            50,306           54,083          60,846        104,389          114,460
General and administrative               40,179           33,698          25,816         73,877           53,441
Write-down / (gain) on sale of vessels
   and equipment                        (15,894)        (101,853)           (450)      (117,747)          (1,053)
Restructuring charge                          -                -             240              -            1,002
---------------------------------- ---------------- ----------------- --------------- --------------- -----------------
                                        348,682          247,479         355,499        596,161          698,358
---------------------------------- ---------------- ----------------- --------------- --------------- -----------------
Income from vessel operations           131,458          269,932         122,123        401,390          330,715
---------------------------------- ---------------- ----------------- --------------- --------------- -----------------
OTHER ITEMS
Interest expense                        (33,319)         (37,697)        (30,672)       (71,016)         (52,235)
Interest income                           8,426            8,230           4,883         16,656            6,137
Income tax recovery (expense)               555            9,317          (6,086)         9,872           (8,235)
Equity income from joint ventures         2,884            2,827           3,288          5,711            5,124
Other - net                              (5,435)          26,437           5,007         21,002            6,046
---------------------------------- ---------------- ----------------- --------------- --------------- -----------------
                                        (26,889)           9,114         (23,580)       (17,775)         (43,163)
---------------------------------- ---------------- ----------------- --------------- --------------- -----------------
Net income                              104,569          279,046          98,543        383,615          287,552
================================== ================ ================= =============== =============== =================
Earnings per common share
-             Basic                       $1.31            $3.41           $1.19          $4.72            $3.50
-             Diluted *                   $1.23            $3.19           $1.13          $4.42            $3.32
---------------------------------- ---------------- ----------------- --------------- --------------- -----------------
Weighted-average number of common
shares outstanding
-             Basic                  79,953,740       81,712,320        82,603,379     81,279,750       82,112,086
-             Diluted *              85,314,815       87,467,141        87,340,951     86,741,711       86,697,235
================================== ================ ================= ================= =============== =================

*Reflects the effect of outstanding stock options and the $143.75 million mandatory convertible preferred PEPS units, computed using the treasury stock method

------------------------------------------------------------------------------------------------------------------------
                                              TEEKAY SHIPPING CORPORATION
                                          SUMMARY CONSOLIDATED BALANCE SHEETS
                                            (in thousands of U.S. dollars)
------------------------------------------------------------------------------------------------------------------------
                                                                          As at June 30,         As at December 31,
                                                                               2005                      2004
                                                                           (unaudited)
ASSETS
Cash and cash equivalents                                                     246,832                  427,037
Other current assets                                                          193,627                  264,806
Restricted cash - current                                                      90,781                   96,087
Vessels held for sale                                                               -                  129,952
Restricted cash - long-term                                                   303,800                  352,725
Vessels and equipment                                                       3,171,615                3,278,710
Advances on newbuilding contracts                                             259,656                  252,577
Other assets                                                                  226,139                  254,745
Intangible assets                                                             264,417                  277,511
Goodwill                                                                      171,898                  169,590
-------------------------------------------------------------------- ------------------------- ------------------
Total Assets                                                                4,928,765                5,503,740
==================================================================== ========================= ==================
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accrued liabilities                                      161,136                  206,022
Current portion of long-term debt                                             265,528                  208,387
Long-term debt                                                              1,835,990                2,536,158
Other long-term liabilities                                                   201,374                  301,091
Minority interest                                                             161,018                   14,724
Stockholders' equity                                                        2,303,719                2,237,358
-------------------------------------------------------------------- ------------------------- ------------------
Total Liabilities and Stockholders' Equity                                  4,928,765                5,503,740
==================================================================== ========================= ==================

------------------------------------------------------------------------------------------------------------------------
                                              TEEKAY SHIPPING CORPORATION
                                     SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
                                            (in thousands of U.S. dollars)
------------------------------------------------------------------------------------------------------------------------
                                                                                     Six Months Ended
                                                                                          June 30,
                                                                               2005                     2004
                                                                           (unaudited)               (unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
-------------------------------------------------------------------- ------------------------- ------------------ ------
Net operating cash flow                                                       346,790                  396,179
-------------------------------------------------------------------- ------------------------- ------------------ ------
FINANCING ACTIVITIES
Net proceeds from long-term debt                                            1,222,834                  874,236
Scheduled repayments of long-term debt                                        (58,986)                 (76,662)
Prepayments of long-term debt                                              (1,732,460)                (704,170)
Repurchase of common stock                                                   (223,482)                       -
Net proceeds from the initial public offering of Teekay LNG                   139,395                        -
Settlement of interest rate swaps                                            (143,295)                       -
Other                                                                           6,174                    1,214
-------------------------------------------------------------------- ------------------------- ------------------ ------
Net financing cash flow                                                      (789,820)                  94,618
-------------------------------------------------------------------- ------------------------- ------------------ ------
INVESTING ACTIVITIES
Expenditures for vessels and equipment                                       (160,729)                (263,715)
Purchase of Teekay Shipping Spain S.L.                                              -                 (286,112)
Proceeds from sale of vessels and equipment                                   433,748                        -
Other                                                                         (10,194)                 (17,511)
-------------------------------------------------------------------- ------------------------- ------------------ ------
Net investing cash flow                                                       262,825                 (567,338)
-------------------------------------------------------------------- ------------------------- ------------------ ------
Decrease in cash and cash equivalents                                        (180,205)                 (76,541)
Cash and cash equivalents, beginning of the period                            427,037                  292,284
-------------------------------------------------------------------- ------------------------- ------------------ ------
Cash and cash equivalents, end of the period                                  246,832                  215,743
==================================================================== ========================= ================== ======

--------------------------------------------------------------------------------------------------------------------------
                                               TEEKAY SHIPPING CORPORATION
                                          APPENDIX A - SEGMENT INFORMATION
                                             (in thousands of U.S. dollars)
--------------------------------------------------------------------------------------------------------------------------

                                                              Three Months Ended June 30, 2005
                                                                        (unaudited)

                                                                Fixed-Rate
                                        Spot Tanker               Tanker              Fixed-Rate
                                          Segment                 Segment             LNG Segment          Total
---------------------------------- --------------------- --------------------- -------------------- -----------------
Net voyage revenues                        185,212                 171,856               24,776           381,844
Vessel operating expenses                   16,068                  31,453                3,820            51,341
Time-charter hire expense                   72,280                  52,174                    -           124,454
Depreciation and amortization               12,684                  30,099                7,523            50,306
General and administrative                  23,310                  13,607                3,262            40,179
Write-down / (gain) on sale of
   vessels and equipment                   (26,147)                 10,253                    -           (15,894)
---------------------------------- --------------------- --------------------- -------------------- -----------------
Income from vessel operations               87,017                  34,270               10,171           131,458
================================== ===================== ===================== ======================= ==============

                                                           Three Months Ended March 31, 2005
                                                                        (unaudited)

                                                                Fixed-Rate
                                        Spot Tanker               Tanker              Fixed-Rate
                                          Segment                 Segment             LNG Segment          Total
---------------------------------- --------------------- --------------------- -------------------- -----------------
Net voyage revenues                        236,788                157,877                24,217           418,882
Vessel operating expenses                   17,807                 32,290                 4,343            54,440
Time-charter hire expense                   66,216                 42,366                     -           108,582
Depreciation and amortization               15,866                 30,695                 7,522            54,083
General and administrative                  18,325                  12,433                 2,940           33,698
Gain on sale of vessels                    (96,969)                (4,884)                    -          (101,853)
---------------------------------- --------------------- --------------------- -------------------- ----------------
Income from vessel operations              215,543                 44,977                 9,412           269,932
================================== ===================== ===================== ======================= ===============

                                                              Three Months Ended June 30, 2004
                                                                        (unaudited)

                                                                Fixed-Rate
                                        Spot Tanker               Tanker              Fixed-Rate
                                          Segment                 Segment             LNG Segment           Total
---------------------------------- ------------------------ --------------------- ----------------------- ----------------
Net voyage revenues                        202,965              158,065                   7,884           368,914
Vessel operating expenses                   23,752               28,376                   1,637            53,765
Time-charter hire expense                   60,369               46,205                       -           106,574
Depreciation and amortization               25,976               32,493                   2,377            60,846
General and administrative                  12,081               12,994                     741            25,816
Gain on sale of vessels                       (450)                   -                       -              (450)
Restructuring charge                           240                    -                       -               240
---------------------------------- --------------------- --------------------- ----------------------- ----------------
Income from vessel operations               80,997               37,997                   3,129           122,123
================================== ===================== ===================== ======================= ================

--------------------------------------------------------------------------------------------------------------------------
                                               TEEKAY SHIPPING CORPORATION
                                          APPENDIX A - SEGMENT INFORMATION
                                             (in thousands of U.S. dollars)
--------------------------------------------------------------------------------------------------------------------------

                                                               Six Months Ended June 30, 2005
                                                                        (unaudited)

                                                               Fixed-Rate
                                      Spot Tanker              Tanker               Fixed-Rate
                                        Segment                Segment              LNG Segment            Total
-------------------------------- --------------------- --------------------- -------------------- -------------------
Net voyage revenues                      422,000              329,733                  48,993             800,726
Vessel operating expenses                 33,875               63,743                   8,163             105,781
Time-charter hire expense                138,496               94,540                       -             233,036
Depreciation and amortization             28,550               60,794                  15,045             104,389
General and administrative                41,635               26,040                   6,202              73,877
Write-down / (gain) on sale of
  vessels and equipment                 (123,116)              5,369                        -            (117,747)
-------------------------------- --------------------- --------------------- -------------------- ------------------
Income from vessel operations            302,560               79,247                  19,583             401,390
================================ ===================== ===================== ==================== ==================

                                                               Six Months Ended June 30, 2004
                                                                        (unaudited)

                                                             Fixed-Rate
                                      Spot Tanker              Tanker               Fixed-Rate
                                        Segment                Segment              LNG Segment            Total
-------------------------------- --------------------- --------------------- ----------------------- ----------------
Net voyage revenues                      491,046              317,551                   7,884             816,481
Vessel operating expenses                 47,205               53,835                   1,637             102,677
Time-charter hire expense                119,924               95,315                       -             215,239
Depreciation and amortization             50,862               61,221                   2,377             114,460
General and administrative                25,099               27,601                     741              53,441
Gain on sale of vessels                   (1,053)                   -                       -              (1,053)
Restructuring charge                       1,002                    -                       -               1,002
-------------------------------- --------------------- --------------------- ----------------------- ---------------
Income from vessel operations            248,007               79,579                   3,129             330,715
================================== ===================== ===================== ==================== =================

-----------------------------------------------------------------------------------------------------------------------------------
                                                   TEEKAY SHIPPING CORPORATION
                                         APPENDIX B - SPECIFIC ITEMS AFFECTING NET INCOME
                                      (in thousands of U.S. dollars, except per share data)

Set forth below are some of the significant items of income and expense that affected the Company's net income for the three and six months ended June 30, 2005, which securities analysts typically exclude in their published estimates of the
Company's financial results:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                        Three Months Ended       Six Months Ended
                                                                           June 30, 2005          June 30, 2005
                                                                            (unaudited)            (unaudited)
                                                                                     Per                     Per
                                                                            $       Share         $         Share
-------------------------------------------------------------------------------------------------------------------------------

Gain on sale of vessels                                                  26,095      0.31      127,948      1.48
Foreign currency translation gains (1)                                   16,601      0.19       42,475      0.49
Deferred income tax recoveries on unrealized foreign exchange losses (2)  4,304      0.05       10,297      0.12
Write off of capitalized loan costs and loss on termination of interest (15,282)    (0.18)     (15,282)    (0.18)
rate swaps (3)
Write down of vessels and equipment (4)                                 (10,201)    (0.12)     (10,201)    (0.12)
Loss on bond repurchase (8.875% Notes due 2011) (5)                      (8,775)    (0.10)      (8,775)    (0.10)

-------------------------------------------------------------------------------------------------------------------------------
Total                                                                     12,742      0.15      146,462     1.69
===============================================================================================================================
(1)	Foreign currency translation gains (net of minority owner’s share) primarily relates to the Company’s debt denominated in Euros and deferred tax liability denominated in Norwegian Kroner.

(2)	Deferred income tax recoveries relating to unrealized foreign exchange losses on intercompany debt.

(3)	In connection with the initial public offering of Teekay LNG Partners L.P., the Company repaid $337.3 million of debt and terminated certain related interest rate swap contracts.

(4)	In June 2005, the Company wrote-down the carrying value of certain offshore equipment due to a lower estimated net realizable value.

(5)	During the second quarter of 2005, the Company repurchased $56.8 million of its 8.875% bonds due 2011 at a premium to their book value.

FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Company’s future growth prospects; tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter rates; the Company’s future capital expenditure commitments and the financing requirements for such commitments; the Company’s share repurchase program; vessel delivery dates; offers of vessels to Teekay LNG; and the Tangguh LNG project. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products and LNG, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts; shipyard production delays; the Company’s future capital expenditure requirements; the potential inability to repurchase the Company’s shares under its share repurchase program; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2004. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.